aKB

17004829

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[Mail Pr]ocessing Section

FEB 27 2017

Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 41256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick D. Grecco (617) 422-4654
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JCA

OATH OR AFFIRMATION

I, Patrick D. Grecco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Funds Distributor Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STANLEY A. NAUMNIK, JR.
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 01/18/2024

Signature

VP and Corporate Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PIONEER FUNDS DISTRIBUTOR, INC.
(SEC I.D NO. 8-41256)
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Financial Statements and Supplemental
Schedules as of and for the year ended December 31, 2016
and Report of Independent Registered Public Accounting Firm
Filed Pursuant to 17a-5(e)(3)
As a PUBLIC DOCUMENT

CONTENTS

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston
USA
Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Pioneer Funds Distributor, Inc.:

We have audited the accompanying statement of financial condition of Pioneer Funds Distributor, Inc. (the "Company"), (a wholly owned subsidiary of Pioneer Investment Management Inc.), as of December 31, 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Pioneer Funds Distributor, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the financial statements include significant transactions with affiliates and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

The supplemental Schedules I, II and III listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 24, 2017

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Financial Condition

As of December 31, 2016

(Dollars in thousands)

Assets		
Cash and cash equivalents (note 2)	$	48,623
Receivables:		
From the sale of Pioneer Family of Mutual Fund shares		92
Due from affiliates (note 8)		1,218
Other		966
Dealer advances (net of accumulated amortization of $12,382) (note 11)		1,386
Prepaid service fees (net of accumulated amortization of $4,140) (note 11)		467
Property and equipment (net of accumulated depreciation of $131) (note 2)		154
Prepaid expenses and other assets		1,181
Deferred income taxes (note 4)		1,136
Total assets	$	55,223
Liabilities and Stockholder's Equity		
Liabilities:		
Distribution and service fees due to brokers and dealers (note 2)		14,274
Accrued compensation and related benefits		5,981
Accounts payable and accrued expenses		6,055
Due to affiliates		66
Total liabilities		26,376
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 510 shares		—
Additional paid-in capital (notes 6 and 7)		180,798
Accumulated deficit		(151,951)
Total stockholder's equity		28,847
Total liabilities and stockholder's equity	$	55,223

The accompanying notes are an integral part of these financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Operations

Year ended December 31, 2016

(Dollars in thousands)

Revenues:		
Marketing and promotional services revenues (note 8)	$	100,182
Other revenues from affiliates (note 8)		4,907
Service fees (note 2)		46,648
Distribution fees (note 2)		40,879
Commissions (note 2)		2,289
Other income		5
Total revenues and other income		194,910
Expenses:		
Related-party expenses (note 8)		27,528
Distribution and administrative expenses:		
Service fee expense		46,681
Distribution fee expense		40,593
Compensation and related benefits		39,745
Sales and marketing		27,497
Rent and facilities expenses		2,339
Data processing		1,185
Travel and entertainment		1,064
Share-based compensation (note 6)		823
Depreciation and amortization		36
Other		2,130
Total expenses		189,621
Income before provision for income taxes		5,289
Provision for income taxes (note 4)		2,637
Net income	$	2,652

The accompanying notes are an integral part of these financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2016

(Dollars in thousands)

	Common stock				
	Number of shares	**Amount**	**Additional paid-in capital**	**Accumulated deficit**	**Total stockholder's equity**
December 31, 2015	510	$ —	$ 182,614	$ (154,603)	$ 28,011
Net income	—	—	—	2,652	2,652
Intercompany redemption of capital (note 7)	—	—	(2,639)	—	(2,639)
Share-based compensation (note 7)	—	—	823	—	823
December 31, 2016	510	$ —	$ 180,798	$ (151,951)	$ 28,847

The accompanying notes are an integral part of these financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Cash Flows

Year ended December 31, 2016

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	2,652
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		36
Share-based compensation		823
Deferred income taxes, net		(549)
Changes in operating assets and liabilities:		
Decrease in receivable from the sale of Pioneer Family of Mutual Fund shares		12
Decrease in due from affiliates		1,031
Increase in other receivables		(671)
Decrease in dealer advances, net		368
Decrease in prepaid service fees, net		125
Increase in prepaid expenses and other assets		(222)
Decrease in distribution and service fees due to brokers and dealers		(449)
Increase in accrued compensation and related benefits		175
Decrease in accounts payable and accrued expenses		(1,176)
Decrease in due to affiliates		(280)
Net cash provided by operating activities	$	1,875
Cash flows from investing activities:		
Purchases of property and equipment		(8)
Intercompany redemption of capital		(2,639)
Net cash used in investing activities	$	(2,647)
Net decrease in cash and cash equivalents	$	(772)
Cash and cash equivalents, beginning of year		49,395
Cash and cash equivalents, end of year	$	48,623
Supplemental disclosure		
Cash paid to PIM USA for taxes	$	3,186

The accompanying notes are an integral part of these financial statements.

(1) Nature of Operations and Organization

(a) Nature of Operations

Pioneer Funds Distributor, Inc. (the Company), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) pursuant to Rule 17a-5.

(b) Organization

The Company is a wholly owned subsidiary of Pioneer Investment Management, Inc. (PIM). PIM is a wholly owned subsidiary of Pioneer Investment Management USA Inc. (PIM USA), which is a wholly owned subsidiary of Pioneer Global Asset Management S.p.A. (PGAM), a corporation organized under the laws of the Republic of Italy. PGAM (collectively, Pioneer Investments) is a global asset management holding company and is a wholly owned subsidiary of UniCredit Group S.p.A. (UCG), a corporation organized under the laws of the Republic of Italy.

In December 2016, UniCredit and Amundi Asset Management (Amundi) reached a binding agreement to combine Pioneer Investments and Amundi (the Amundi Transaction). The transaction is subject to customary closing conditions, regulatory and antitrust approvals. The transaction is expected to close in the first half of 2017.

These financial statements were prepared from separate records maintained by the Company, which include significant transactions with PGAM, PIM, PIM USA, and other affiliates. As such, these financial statements are not necessarily indicative of the conditions that would have existed or the operations that would have resulted had the Company operated as an unaffiliated company.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require the use of judgments, estimates, and assumptions by management that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates. All amounts are expressed in US dollars unless otherwise specified.

(b) Unsettled Sales of Mutual Fund Shares

The Company records accounts receivable from sales of Pioneer Funds shares and accounts payable for Pioneer Funds shares sold, on a trade-date basis. The receivable from broker-dealers for sales of Pioneer Funds shares and the corresponding payable to the Pioneer Funds for unsettled fund shares

sold are presented on a net basis. The net presentation of these receivables and payables is determined based on the Company's role as an agent, rather than as a principal, regarding these transactions, in that the Company is acting as a conduit between two counterparties, the broker-dealers and the Pioneer Funds, and bears no financial responsibility to either party.

(c) Recognition of Revenue and Expenses

The Company's revenue is largely dependent on the total value and composition of assets under management of PIM USA and its subsidiaries, which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

The Company has contractual arrangements with third parties to provide distribution-related services. Management's determination of whether revenue should be reported gross based on the amount paid by the Pioneer Funds or net of payments to third-party service providers is based on management's assessment as to whether the Company is acting as the principal service provider or is acting as an agent. The primary factors considered in assessing the nature of the Company's role include (1) whether the Company is responsible for the fulfillment of the obligation, including the acceptability of the services provided; (2) whether the Company has reasonable latitude to establish the price of the services provided; (3) whether the Company has the discretion to select the service provider; and (4) whether the Company assumes credit risk in the arrangement.

Distribution revenues include distribution fees earned based on an annual rate of 0.75% of net assets of Class C shares of the Pioneer Funds and 0.25% per annum for Class R shares. Service fee revenues include a service fee (calculated at an annual rate of 0.25%) that is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. Distribution and service fees for all share classes are recorded as revenue when earned, gross of any distribution and service fee payments made to third parties.

In subsequent years, these distribution and service fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. The expenses associated with third-party distribution and service fee arrangements are recorded in distribution fee expense and service fee expense, respectively, on the accompanying Statement of Operations as the services are provided by the third party.

Underwriting revenues consist of underwriting commissions and commissions as dealer earned from the distribution of Class A shares of the Pioneer Funds and are recorded as revenue on the trade (execution) date of the sale of the Class A share. For Class A shares, the shareholder pays an underwriter commission to the Company of up to 0.75% of the dollar value of the shares sold. Underwriter commissions are recorded as revenue at the time of sale. Under certain conditions, the Company may waive the underwriter commissions of Class A shares (known as front-end sales load) and sell the shares at net asset value. In these circumstances, the Company does not earn an underwriting commission.

(Dollars in thousands)

Variable annuity commissions are earned on the distribution of variable annuity contracts. Other income primarily consists of interest and dividend income. Related-party revenue primarily consists of revenues earned from other PGAM affiliates (see note 8). Operating expenses are recorded on the accrual basis.

(d) Cash and Cash Equivalents

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days and are carried at fair value. Cash and cash equivalents of $48,623 at December 31, 2016 includes cash equivalents comprising amounts invested in the Pioneer U.S. Government Money Market Fund of $33,000. The Company's investment in the Pioneer U.S. Government Money Market Fund is valued at net asset value as the practical expedient to measure fair value. These funds are necessary in order to maintain the Company's required net capital level, and are therefore non-temporary in nature. Cash and cash equivalents also includes checking and other accounts of $15,623, representing funds used in the normal day-to-day operations of the Company.

(e) Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. In accordance with ASC 820, fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy for measuring fair value and enhancing disclosure. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical instruments.
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.).
- Level 3 – significant unobservable inputs (including management's own assumptions in determining the fair value of investments).

Changes in valuation techniques may result in transfers in or out of current assigned levels within the hierarchy. The Company recognizes transfers, if any, between fair value hierarchy levels at the end of the reporting period. There were no transfers between the assigned hierarchy levels during the year.

As of December 31, 2016, the Company's investment in the Pioneer U.S. Government Money Market Fund of $33,000 (reported as a component of Cash and cash equivalents in the accompanying Statement of Financial Condition), is classified using Level 1 inputs.

(f) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at applicable rates as of the balance sheet date. Revenues and expenses are translated using average exchange rates during the

(Dollars in thousands)

period. Gains and losses realized on foreign currency transactions principally relate to the settlement of share-based payment arrangements and intercompany arrangements and are included in other income and other expenses, respectively, in the accompanying Statement of Operations.

(g) Property and Equipment

Property and equipment are reported at cost less accumulated depreciation computed on a straight-line basis over the estimated useful lives, which range between three and five years for equipment, furniture and fixtures and over the lease term for leasehold improvements. Additions, renewals, and betterments of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. At December 31, 2016, property and equipment amounted to $154, net of accumulated depreciation of $131. Depreciation expense for the year ended December 31, 2016 was $36 and is included in depreciation and amortization in the accompanying Statement of Operations.

(h) Concentrations of Credit Risk

The Company is primarily engaged in the selling and distribution of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty. For the year ended December 31, 2016, revenues from the Pioneer Strategic Income Fund and the Pioneer Fund represented approximately 16% and 14%, respectively, of the total service fees, distribution fees, and commissions revenues and service fee and distribution fee expenses of the Company.

The Company has certain cash balances that exceed the insured limits set by the Federal Deposit Insurance Corporation in the United States, which exposes the Company to credit risk. The Company does not believe that cash balances are subject to any unusual risk associated with the Company's activities.

(i) Legal and Other Loss Contingencies

The Company, PIM, PIM USA, PGAM, and UCG are subject to claims pursuant to US lawsuits, which seek damages, including trebled damages, in amounts, which could, if assessed, be significant. As of February 24, 2017, management is not aware of outstanding litigation that may affect the Company, but has been made aware of a potential contingent matter. As this contingency is in its early stages, management is unable (as of February 24, 2017) to assess the potential exposure, if any, it may have on the financial statements of the Company.

The Company records liabilities for contingencies when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Significant management judgment is required to comply with this guidance. The Company analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters, to assess its potential liability. Contingent liabilities, if any, are not discounted.

(j) Share-Based Compensation

Certain employees of the Company are eligible to participate in various share-based and incentive compensation plans established by PGAM. Share-based awards under these plans are classified as liability awards. Liability classified awards are recognized at estimated fair value at the date of grant, and the Company recognizes compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period, which is generally the vesting period. Options are remeasured and the liability is adjusted accordingly at each reporting period through the date of settlement. Consequently, compensation cost recognized at each reporting period during the vesting period (as well as during each period thereafter through the settlement date) will vary based on the changes in the award's fair value.

An increase in the fair value of an award will increase compensation cost (i.e., expense) whereas a decrease in the fair value of an award is recorded as a reduction in compensation cost (i.e., benefit) in the accompanying Statement of Operations.

As these plans have been established by PGAM and not the Company, compensation expense recognized in the accompanying Statement of Operations is reflected as a contribution to additional paid-in capital in the accompanying Statement of Changes in Stockholder's Equity (see note 6).

(k) Income Taxes

The Company files in various states, either separately or as part of a combined return. The Company is not taxable in any foreign jurisdictions. For federal income tax allocation purposes, consolidated income tax provisions are allocated among the companies based on the income tax expenses that would have been recognized had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation, pursuant to the modified separate return method. For state income tax allocation purposes, the Company uses a parent-company-down approach, which allocates taxes based on each member's relative contribution to the group's consolidated state income tax expense. The Company follows an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. US GAAP allows for the recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred tax assets to amounts that are more likely than not to be realized.

The Company follows the provisions of FASB ASC 740, *Accounting for Income Taxes*, which applies a more likely than not threshold to the recognition and derecognition of uncertain tax positions. The Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that which represents the amount of tax benefit that has a

(Dollars in thousands)

greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in its provision for income taxes and includes these amounts in its liability for unrecognized tax benefits.

(l) Deferred Compensation Plans

Certain employees of the Company are eligible to participate in the PIM USA Intermediate Deferred Compensation Award Plan (PIDCAP), a deferred compensation plan established by the PIM USA. The PIDCAP provides supplemental compensation in order to reward performance and provide a mechanism for key employee retention. Awards under PIDCAP generally vest at the end of the three-year period following the date of grant. The expense recognized related to the PIDCAP plan for the year ended December 31, 2016 was $463, which is included in compensation and related benefits on the accompanying Statement of Operations.

(m) New Accounting Standards Not Yet Adopted

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*, which supersedes existing accounting standards for revenue recognition and creates a single framework (as updated for additional ASUs issued since May 2014). The standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers: Deferral of the Effective Date.* The new guidance is effective for the Company's fiscal year that begins on January 1, 2019, and requires either a retrospective or a modified retrospective approach to adoption. The Company is currently evaluating the potential impact on its financial statements and the related disclosures, as well as the available transition methods. Early adoption is prohibited.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which updated existing accounting standards for leases. Under the new guidance, lessees will be required to recognize a lease liability (lessees' obligation to make lease payments arising from a lease, measured on a discounted basis) and a right-of-use asset (represents the lessee's right to use, or control the use of, a specified asset for the lease term) at the lease commencement date. The new guidance is effective for the Company's fiscal year that begins on January 1, 2020, and requires a modified retrospective approach to adoption. The Company is currently evaluating the potential impact on its consolidated financial statements and the related disclosures. Early adoption is permitted.

(n) Subsequent Events

In preparing these financial statements, the Company has evaluated subsequent events after December 31, 2016 through the date the financial statements were issued. There were no subsequent events since December 31, 2016 that would require adjustment to or additional disclosure in these financial statements.

(Dollars in thousands)

(3) Net Capital and Reserve Requirements

As the principal underwriter and distributor of shares of the Pioneer Funds, the Company is subject to the SEC's regulations and operating guidelines, including the Net Capital Rule, which require the Company to maintain a specified amount of net capital, as defined under Uniform Net Capital Rule 15c3-l (Rule 15c3-1). Net capital may fluctuate on a daily basis. The Company has elected and uses the Alternative Standard as its method of net capital computation, in which the minimum net capital required is the greater of $250 or 2% of aggregate debits. The Company's net capital, as computed under Rule 15c3-l, was $21,543 at December 31, 2016, which exceeds minimum net capital required of $250 by $21,293.

The Company is exempt from the reserve requirements of Rule 15c3-3 since it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effects all customer receipts and disbursements through a special account for the benefit of customers.

(4) Income Taxes

Income tax expense (benefit) consisted of the following:

Current:		
Federal	$	2,771
State		415
		3,186
Deferred:		
Federal		(476)
State		(73)
		(549)
Total provision for income taxes	$	2,637

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of the impact of state income taxes and certain items deductible for financial reporting purposes that are not deductible for tax purposes, specifically meals and entertainment.

The Company follows the provisions of ASC 740 in accounting for unrecognized tax benefits. The liability for unrecognized tax benefits at December 31, 2016 of $68 includes accrued interest and penalties of $22 of which approximately $1 was recognized in the accompanying Statement of Operations in 2016.

The tax years from 2013 and forward remain open to examination by the major jurisdictions in which the Company is subject to tax.

(Dollars in thousands)

The components of deferred income taxes recorded in the accompanying Statement of Financial Condition comprise a net deferred tax asset of approximately $1,136. The approximate income tax effect of each type of temporary difference is as follows:

Deferred tax assets:		
Compensation related	$	1,737
Other		62
Total deferred tax assets		1,799
Deferred tax liabilities:		
Dealer advances		(527)
Net deferred intercompany gains on marketable securities		(136)
Total deferred tax liabilities		(663)
Net deferred tax asset	$	1,136

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize its remaining deferred income tax assets existing at December 31, 2016. Management believes that existing net deductible temporary differences, which give rise to deferred tax assets, will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

(5) Benefit Plans

PIM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (Benefit Plans) qualified under Section 401 of the Internal Revenue Code. PIM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. Under the retirement benefit plan, PIM USA contributes an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Pursuant to the savings and investment plan, participants may voluntarily contribute up to 50% of their compensation, and PIM USA will match this contribution up to 2.5% of the participant's contribution. For the year ended December 31, 2016, the Company's allocated expenses under the retirement benefit plan were $1,211, and the Company's direct expenses under the savings and investment plan were $251. Both of these expenses are included as a component of compensation and related benefits in the accompanying Statement of Operations.

(6) Incentive Plans

PIM USA and its subsidiaries do not have a share-based compensation plan for its employees, but certain senior executives of the Company participate in several of PGAM's incentive plans. The expense associated

(Dollars in thousands)

with each of these plans related to awards made to employees of the Company is recorded in the accompanying Statement of Operations as share-based compensation (see note 7). The information described below for each plan relates to the plans maintained by PGAM.

2005 LTIP

In December 2005, PGAM's Board of Directors approved the 2005 Long Term Incentive Plan (2005 LTIP). The 2005 LTIP provides for the payment of a cash incentive that is determined on a basis of an index that reflects, among other things, the UCG stock appreciation and the profitability of the consolidated PGAM Group of Companies. Units granted under the 2005 LTIP are linked to a weighted variation in the index, have a 3-year vesting (cliff vest) period, and expire 10 years from the grant date.

Stock option transactions under the 2005 LTIP are as follows:

	Options	Weighted average exercise price
Outstanding at January 1, 2016	2,485,344	€ 1.00
Expired during 2016	(992,064)	€ 1.00
Forfeitures during 2016	-	€ 1.00
Outstanding at December 31, 2016	1,493,280	€ 1.00
Exercisable at December 31, 2016	1,493,280	€ 1.00

The aggregate intrinsic value of the stock options outstanding as of December 31, 2016 under the 2005 LTIP is $0, computed using the base index of one euro in accordance with the terms of the plan. There were 1,493,280 exercisable stock options under the 2005 LTIP as of December 31, 2016. The weighted average remaining life of the stock options outstanding under the 2005 LTIP is approximately 0.75 years.

The fair value of each option is estimated using a Hull-White binomial or trinomial model specific for employee stock options valuation method. Assumptions about the stock price volatility and dividend yield have been based on the data related to 10 comparable US based publicly traded asset management companies. The expected term of the option is based on the Company's historical data such as employee option exercise and employee past-vesting departure behavior. The risk free rate for the expected term of the option is based on a zero coupon euro-denominated yield curve. These options related to these plans are remeasured at each reporting date through the date of settlement.

(Dollars in thousands)

	2005 LTIP
Expected term of options (years)	3
Volatility	26.20%
Risk free rate (zero coupon curve)	0.99
Dividend yield	0.39

2011 Plan

In January 2012, the PGAM's Board of Directors approved the Pioneer Global Asset Management Share-Based Incentive Plan 2011 (2011 Plan). The 2011 Plan provides for the free award to participants of promises of shares allowing them to receive, at the end of the vesting period, newly issued restricted shares of PGAM. These restricted shares do not bear any voting rights and shall have no option rights on the shares to be issued in the event of share increases. The allotment of the restricted shares to each of the participants is subject to the participant entering into a call option and pre-emption agreement to the benefit of UCG, as well as making an election (within 30 days of the grant date) between the Short Vesting and the Long Vesting (as defined below).

Short Vesting – Vesting 3 years. The promise of shares will be settled in cash only, based on the underlying value of the shares at the vesting date.

Long Vesting – Vesting 5 years. The promise of shares will be settled in PGAM shares. Participants will have the opportunity to decide at the vesting date whether to keep, sell in full or in part the shares. The additional considerations assumed under the Long Vesting provision are the opportunity to become a shareholder of PGAM after the vesting date, right to future dividends to each share following vesting date, and 2 additional shares for every 10 awarded (with the award letter).

Regardless of the Participants' elections, the PGAM Board may elect to settle all, none, or some, of the awards in cash. Shares granted under the 2011 Plan will expire 20 years from the grant date.

Outstanding and exercisable restricted shares under the 2011 Plan are as follows:

	5 Year Shares
Outstanding at January 1, 2016	27,270
Forfeitures during 2016	-
Outstanding at December 31, 2016	27,270
Exercisable at December 31, 2016	-

(Dollars in thousands)

There were no exercisable restricted shares under the 2011 Plan as of December 31, 2016. The weighted average remaining life of the restricted shares outstanding under the 2011 Plan is approximately 15.1 years.

2012 Plan

In September 2012, PGAM's Board of Directors approved the Pioneer Global Asset Management Share-Based Incentive Plan 2012 (2012 Plan). The 2012 Plan provides for the awards of Units, which entitle a participant to receive, under certain conditions as set forth in the 2012 Plan, Restricted Shares or a cash payment based on the value of such Restricted Shares of PGAM. Units will vest at the end of the four-year anniversary of the date of grant, and expire 20 years from the grant date. The allotment of the restricted shares to each of the participants is subject to the participant entering into a call option and pre-emption agreement to the benefit of UCG.

	4 Year Shares
Outstanding at January 1, 2016	26,304
Forfeitures during 2016	-
Outstanding at December 31, 2016	26,304
Exercisable at December 31, 2016	-

There were no exercisable restricted shares under the 2012 Plan as of December 31, 2016. The weighted average remaining life of the restricted shares outstanding under the 2012 Plan is approximately 16.1 years.

2013 Plan

In December 2013, PGAM's Board of Directors approved the Pioneer Global Asset Management Share-Based Incentive Plan 2013 (2013 Plan). The 2013 Plan provides for the awards of Units, which entitle a participant to receive, under certain conditions as set forth in the 2013 Plan, Restricted Shares or a cash payment based on the value of such Restricted Shares of PGAM. Units will vest at the end of the four-year anniversary of the date of grant, and expire on the 14th anniversary of the award. The allotment of the restricted shares to each of the participants is subject to the participant entering into a call option and pre-emption agreement to the benefit of UCG.

	4 Year Shares
Outstanding at January 1, 2016	25,688
Forfeitures during 2016	-
Outstanding at December 31, 2016	25,688
Exercisable at December 31, 2016	-

(Dollars in thousands)

There were no exercisable restricted shares under the 2013 Plan as of December 31, 2016. The weighted average remaining life of the restricted shares outstanding under the 2013 Plan is approximately 11.2 years.

In the event of cash settlement of the Units, the cash equivalent of a single Unit shall be equal to the fair market value (FMV) of a single Restricted Share (Restricted Share FMV) at the date of the vesting or other time of settlement (Date of Vesting). The Restricted Share FMV shall be determined on the basis of the Company Gross Operating Profit for the twelve months preceding the end of the quarter preceding the quarter during which the Date of Vesting occurs, times a multiple equal to 9 (Multiple) and divided by the total number of shares issued at PGAM. The Multiple may be modified by the PGAM Board in order to keep on reflecting the fair market value of PIM USA.

As of December 31, 2016, the unrecognized compensation expense associated with the aforementioned plans that will be recognized by the Company in the future is approximately €236, or approximately $248.

Related to the pending Amundi Transaction, certain modifications regarding the settlement of the LTIP units were made by the PGAM board and approved by PGAM's Remuneration Committee. The ultimate value of the units will be based on the total consideration of the Amundi Transaction, with some operational and contingent components:

- LTIPs 2011 and 2012: Vest in January 2017 (per the original Plan rules); the beneficiary will receive, in March 2017, the value of the units based on the original LTIP Plan rules.
- The difference between this price per unit paid in March 2017 and the value based on the total consideration of the Amundi Transaction (the "incremental value") will be paid only at the closing of the transaction.
- LTIP 2013: Vesting in February 2018 (per the original Plan); the beneficiary will receive in 2018, the value of the units will be based on the Plan rules, plus the incremental value attributable to the total consideration of the Amundi Transaction.
- The incremental value for all three plans is contingent on the Amundi Transaction and related change of control provisions.

Given the contingent nature of the incremental value payment triggered by the transaction, the Company has reflected only the value based on the original Plan rules as of December 31, 2016. Additional contingent compensation expense to be recognized for the above LTIPs is approximately €756, or approximately $797.

2014 Plan

In February 2015, PGAM's Board of Directors approved the Pioneer Investments 2014 Long Term Incentive Cash Plan (2014 Plan). The 2014 Plan provides each participant with an initial cash award payable at the vesting date, adjusted by applying a multiplier. The multiplier will be determined by reference to the change in assets under management over the performance period of four years, taking into account the percentage change in the value of assets under management between the close of business on December 31, 2014 and

(Dollars in thousands)

December 31, 2018. The range of potential multipliers is 0% to 120% of the initial cash award. The company expects the multiplier to equal 120% at the vesting date.

	Initial Cash Award	Initial Cash Award at 120%
Outstanding at January 1, 2016	€ 450,000	€ 540,000
Forfeitures during 2016	-	-
Outstanding at December 31, 2016	€ 450,000	€ 540,000
Exercisable at December 31, 2016	-	-

As of December 31, 2016, the unrecognized compensation expense associated with the 2014 Plan that will be recognized by the Company in the future is approximately €275, or approximately $291.

2015 Plan

In March 2016, PGAM's Board of Directors approved the Pioneer Investments 2015 Long Term Incentive Cash Plan (2015 Plan). The 2015 Plan provides each participant with an initial cash award payable at the vesting date, adjusted by applying a multiplier. The multiplier will be determined by reference to the change in assets under management over the performance period of four years, taking into account the percentage change in the value of assets under management between the close of business on December 31, 2015 and December 31, 2019. The range of potential multipliers is 0% to 120% of the initial cash award. The company expects the multiplier to equal 120% at the vesting date.

	Initial Cash Award	Initial Cash Award at 120%
Outstanding at January 1, 2016	€ -	€ -
Grants during 2016	490,000	588,000
Forfeitures during 2016	(200,000)	(240,000)
Outstanding at December 31, 2016	€ 290,000	€ 348,000
Exercisable at December 31, 2016	-	-

As of December 31, 2016, the unrecognized compensation expense associated with the 2015 Plan that will be recognized by the Company in the future is approximately €256, or approximately $270.

For the year ended December 31, 2016, the net compensation related expense associated with the plans noted above and recorded in the accompanying Statement of Operations amounted to $823. The net expense comprises compensation expense related to the vesting of units and restricted shares, as well as a net expense due to the increase in total fair value of units, restricted shares and options, whether vested or unvested.

(Dollars in thousands)

(7) Capital Contributions and Redemptions

Certain intercompany and affiliate transactions among the Company, PIM, and PIM USA and its subsidiaries principally relating to share-based compensation (see note 6), are recorded as an expense on the accompanying Statement of Operations and a contribution of capital in the accompanying Statement of Changes in Stockholder's Equity. For the year ended December 31, 2016, the underlying transactions relating to share-based compensation awards totaled $823.

The Company is a party to a centralized cash management arrangement with PIM, PIM USA, and its subsidiaries. PIM USA and its subsidiaries have sweep arrangements in which cash is transferred between the parent's and subsidiaries' bank accounts daily. Such intercompany transactions related to the cash management arrangement along with certain other intercompany and affiliate transactions among the Company, PIM, and PIM USA and its subsidiaries (see note 8), are recorded as intercompany contributions or redemptions of capital in the accompanying Statement of Changes in Stockholder's Equity. The Company considers amounts due from PIM, PIM USA, and its subsidiaries pursuant to these transactions as loans and amounts due to PIM, PIM USA, and its subsidiaries pursuant to these transactions as borrowings, and therefore the Company classifies such amounts as investing and financing cash flows, respectively, in the accompanying Statement of Cash Flows. Accordingly, as of December 31, 2016, the change in the net amount due from PIM, PIM USA, and its subsidiaries is presented as an intercompany redemption of capital in the accompanying Statement of Changes in Stockholder's Equity and an investing cash outflow on the accompanying Statement of Cash Flows.

(8) Related-Party Transactions

In connection with a service agreement with PIM, the Company charges PIM a fee to provide certain marketing and promotional services. The fee is charged at 105% of applicable operating costs of the Company. For the year ended December 31, 2016, amounts allocated to PIM amounted to $100,182 and are classified as marketing and promotional services revenue in the accompanying Statement of Operations.

Other revenues from affiliates of $4,907 includes amounts the Company earned from other PGAM affiliates for marketing, salaries, and operating expenses incurred on their behalf. As of December 31, 2016, the Company was due $1,218 from other PGAM affiliates for which cash settlement is expected.

The Company also has an expense sharing agreement with PIM USA in which the Company is allocated a pro rata portion of certain general and administration expenses incurred by PIM USA. These expenses include professional fees, facilities related expenses, and other general operating expenses. For the year

(Dollars in thousands)

ended December 31, 2016, the Company was allocated $16,562, which is included as a component on related party expenses on the accompanying Statement of Operations, as follows:

Compensation and related benefit expenses	$ 10,109
Professional services and facilities expenses	3,609
Other general and administrative expenses	2,844
Total expenses allocated from PIM USA	$ 16,562

The Company also has a marketing and promotional expense sharing agreement with PIM USA in which the Company is allocated a pro rata portion of marketing and promotional expenses incurred by PIM USA. For the year ended December 31, 2016, the Company was allocated $10,154, which is included in related party expenses on the accompanying Statement of Operations.

Approximately $812 has been included in related-party expenses as reimbursements to affiliates for operating expenses incurred on the Company's behalf.

Certain executives of PIM USA, who are members of the Board for the Company, serve outside organizations as a volunteer or board member of that organization. PIM USA may make payments to those organizations from time to time. Based on the nature of these relationships and the transactions that occurred during the year, management considers these normal and customary.

Income tax expenses / refunds of the Company are paid to / reimbursed by PIM USA based on the results of the consolidated federal and the various state income tax returns.

All transactions with PIM USA, PIM, PGAM, and other affiliates are charged or credited through intercompany accounts and may not be the same as those that would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the transfer pricing regulations of the Internal Revenue Service. All balances due to and from PGAM affiliates represent amounts for which the Company has the solvency, ability, and intent to settle.

(9) Commitments and Contingencies

The Company is party to various operating leases. Future minimum payments under such leases amount to $129 in 2017, $133 in 2018, $137 in 2019, $141 in 2020, $145 in 2021, and $214 thereafter. The Company incurred rental expenses, which includes related annual operating and tax expenses, of approximately $1,383, which is comprised of direct leases of $137, and allocated rent expense from PIM USA's master lease of $1,246, based on square foot occupancy (reported as a component of rent and facilities expenses in the accompanying Statement of Operations) for the year ended December 31, 2016.

(10) Indemnifications

In the normal course of operations, the Company may enter into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, since inception and commencement of operations, the Company has not had any claims or losses pursuant to these contracts, and expects the risk of loss to be remote.

(11) Dealer Advances and Prepaid Service Fees

Certain of the Pioneer Funds maintain a multiclass share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class C shares), and no load shares (Class R and Class Y shares). Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. However, the Company pays upfront sales commissions (dealer advances) to broker dealers of 1% on Class C shares. The participating Pioneer Funds pay the Company distribution and service fees based on their net assets invested in Class C and Class R shares, subject to annual renewal by the participating Pioneer Funds' Board of Trustees. The distribution fee is 0.75% per annum for Class C shares, and 0.50% per annum for Class R shares. A service fee of 0.25% per annum is paid to the Company for Class C shares, and in the case of Class R shares, a service fee of up to 0.25% per annum may be charged. In addition, the Company is paid a CDSC on Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at declining rates starting at 1% on Class C shares.

The Company capitalizes and amortizes Class C share dealer advances for financial statement purposes over a 12-month period. Amortization is included in distribution fee expense in the accompanying Statement of Operations. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded as revenue when earned, gross of any distribution payments made to third parties. CDSCs received by the Company from redeeming shareholders are recognized as revenue when earned. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period. Amortization is included in service fee expense in the accompanying Statement of Operations.

Schedule I

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Computation of Net Capital under Rule 15c3-1 of the

Securities Exchange Act of 1934

As of December 31, 2016

(Dollars in thousands)

Computation of net capital:		
Stockholder's equity	$	28,847
Deduct nonallowable assets:		
Due from affiliates		(1,218)
Prepaid service fees and dealer advances		(1,853)
Other assets		(4,100)
Haircuts on securities		(660)
Add deferred income taxes, associated with dealer advances		527
Net capital		21,543
Computation of basic net capital requirement:		
Minimum net capital required (greater of $250 or 2% of aggregate debits)		250
Net capital in excess of requirement	$	21,293

Reconciliation with the Company's computation (including in Part II of Form X-17A-5 as of December 31, 2016):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2016, as filed on January 23, 2017, and that included herein.

Schedule II

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Computation for Determination of Reserve Requirements

For Broker Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2016

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 are not applicable.

Schedule III

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Information Relating to the Possession or Control Requirements

Under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2016

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the information relating to the possession of control requirements pursuant to Rule 15c3-3 is not applicable.

PIONEER
Investments®

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
415

The Exemption Report

We as members of management of Pioneer Funds Distributor, Inc. ("the Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: ((k)*(2)(i)*) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)*(2)(i)*) (the "exemption provisions") and,
(2) We met the identified exemption provisions throughout the most recent fiscal year without exception.

Signature

Patrick Grecco
Vice President, Corporate Controller
Pioneer Funds Distributor, Inc.

Pioneer Funds Distributor, Inc.
60 State Street
Boston , MA 02109-1820

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston
USA
Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Pioneer Funds Distributor, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pioneer Funds Distributor, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 24, 2017

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Pioneer Funds Distributor, Inc.

December 31, 2016

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston
USA
Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Management of
Pioneer Funds Distributor, Inc.
60 State Street
Boston, MA 02109

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Pioneer Funds Distributor, Inc. (the "Company") and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 24, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

5*5*******40******************ALL FOR AADC 021
41256 FINRA DEC
PIONEER FUNDS DISTRIBUTOR INC
ATTN: CARA HULTGREN
60 STATE ST 13TH FL
BOSTON MA 02109-1800

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 11,926

B. Less payment made with SIPC-6 filed (**exclude interest**) (6,282)

7/20/16
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 5,644

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,644

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $ 5,644

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pioneer Funds Distributor, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7th day of February, 20 17.

Vice President and Corporate Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 194,910,062
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	94,724,973
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3,273
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Cost Reimbursement (Deductions in excess of $100,000 require documentation)	95,411,253
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	190,139,499
2d. SIPC Net Operating Revenues	$ 4,770,563
2e. General Assessment @ .0025	$ 11,926
	(to page 1, line 2.A.)